ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                         Michael Killoy/David Link — Legal

Raj Rajan/Craig Arakawa — Accounting

Re:                                                                             Osmotica Pharmaceuticals plc

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted June 20, 2018

CIK No. 0001739426

Ladies and Gentlemen:

On behalf of Osmotica Pharmaceuticals Limited(1) (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on May 9, 2018, as amended on June 20, 2018 and July 13, 2018 (the “Draft Registration Statement”).  Amendment No. 3 reflects revisions to the Draft Registration Statement made in response to the comment letter to Brian Markison of the Company dated June 29, 2018 from the staff of the Commission (the “Staff”), revisions made in response to the comment letter dated June 27, 2018 regarding the Company’s Confidential Treatment Application, revisions made in response to the comment letter dated August 6, 2018 regarding the Company’s Confidential Treatment Application, as well as certain other updated information. The Company confirms that as of the date of this letter it continues to be an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

(1)  In connection with its initial public offering, the Company, which is currently named Osmotica Pharmaceuticals Limited and organized as a private limited company under the laws of Ireland, will re-register under the Irish Companies Act 2014 as a public limited company and change its name to Osmotica Pharmaceuticals plc.

For your convenience, the Company is supplementally providing to the Staff three (3) copies of Amendment No. 3, which have been marked to indicate the changes made to the first amended Draft Registration Statement filed on June 20, 2018.

For reference purposes, the comments contained in the Staff’s letter dated June 29, 2018 are reproduced below in italics and the corresponding responses are shown below the comments.  All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 3.

Capitalization, page 70

1.                                      We note your revised disclosures do not appear to fully address the issue noted in Comment 5.  For example, although you allude to the issuance of ordinary shares described under “The Reorganization,” your disclosure does not provide further details on share amounts.  Upon finalization of reorganization and offering transactions, please confirm that you will include detailed disclosures regarding the adjustments made in arriving at the pro forma and pro forma as adjusted amounts

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of Amendment No. 3 to include placeholders for the number of shares to be issued as part of the reorganization and to provide greater detail regarding the adjustments made in arriving at the pro forma and pro forma as adjusted amounts. The Company will include these figures in a subsequent amendment to the Registration Statement once the terms of the reorganization are finalized.

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We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802 or Kevin Toh of our offices at (617) 951-7209.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:                                Andrew Einhorn (Osmotica Pharmaceuticals Limited)

Christopher Klein (Osmotica Pharmaceuticals Limited)
Kevin Toh (Ropes & Gray LLP)